UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Rio de Janeiro, November 4, 2026

To the

Superintendence of Listing and Monitoring of Companies

B3 S.A. – Brasil, Bolsa, Balcão

Attn:

Mrs. Ana Lucia da Costa Pereira

Ref.: Official Letter B3 No 334/2026-SLE

Subject: Request for clarification regarding news published in the media

Dear Madam,

TIM S.A. (“TIM Brasil” or “Company”) (B3: TIMS3; NYSE: TIMB) clarifies the following, in compliance with Official Letter B3 No 334/2026-SLE ("Official Letter"), dated November 3, 2026, issued by the Superintendence of Listing and Company Monitoring ("SLE") of B3 – Brasil, Bolsa, Balcão ("B3"), transcribed below in free translation:

In an article published by Valor Econômico on November 3, 2026, under the headline “Exclusive: Potential sale of TIM Brasil already draws investment banks’ attention,” it is stated, among other things, that:

•	The possibility of a sale of TIM Brasil following the arrival of state-owned Poste Italiane as controlling shareholder of Telecom Italia has already drawn the attention of investment banks, according to Valor;
•	Although the Italian government has not yet decided regarding a potential sale and the asset is not formally on the market, industry sources are working under the assumption that the Brazilian operation could be put up for sale; and
•	Expectations regarding a potential sale gained momentum after Poste Italiane’s Chief Executive Officer, Matteo Del Fante, stated that TIM Brasil is not essential to the new controlling shareholder’s project.

Company Clarifications

In relation to the above request, and following the appropriate inquiries to its indirect controllers Telecom Italia S.p.A. and Poste Italiane S.p.A, TIM Brasil clarifies that, as of this date, it is not aware of any material fact relating to a potential sale of the Company. Nor is the Company aware of any other relevant information that would be required to be disclosed to the market.

TIM Brasil reiterates its commitment to timely disclose to its shareholders and the market in general any material act or fact of which it becomes aware, in accordance with applicable regulations.

Without any further clarifications, we remain at your disposal to provide any additional information that may be required.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 4, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer